UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported)   **February 24, 2010**

Fresh Harvest Products, Inc.

(Exact Name of Registrant as Specified in Its Charter)

New Jersey

(State or Other Jurisdiction of Incorporation)

| 000-24189 | 33-1130446 |
|---|---|
| (Commission File Number) | (IRS Employer Identification No.) |

| 280 Madison Ave, Suite 1005 New York, NY 10016 | 10016 |
|---|---|
| (Address of Principal Executive Offices) | (Zip Code) |

917-652-8030

(Registrant's Telephone Number, Including Area Code)

NA

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions (*see* General Instruction A.2. below):

    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**SECTION 5    CORPORATE GOVERNANCE AND MANAGEMENT**

**Item 5.02        Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers**

On February 24, 2010, Richard Verdiramo, a Director of the Registrant since December 16, 2005, submitted a letter of resignation, via facsimile transmission ("Resignation Letter").  His resignation was accepted by the Board of Directors effective immediately. The Resignation Letter references disagreements that Mr. Verdiramo had with the Registrant's management and operations during his tenure as Director, specifically since 2006. Included in the Resignation Letter were claims that the Company has acted without proper Board of Directors' oversight and approval. The Registrant disagrees with the claims made in the Resignation Letter, but does certainly agree with the following statement by Mr. Verdiramo contained therein, i.e. "I should have tendered my resignation long ago." In this regard, the Registrant also notes that Mr. Verdiramo, while he was still a director, is believed to have been an affiliate or control person of an entity, Illuminati Inc.,  that initiated a lawsuit against the Registrant on June 7, 2007.  Upon the Registrant's information and belief, Mr. Verdiramo's father, Vincent Verdiramo, was and currently is a control person of Illuminati. The suit was settled on May 20, 2008.

The Registrant's Board of Directors currently does not nor did it, during the time of Mr. Verdiramo's tenure as a director, have any committees. Mr. Verdiramo is not owed any compensation as a director at this time.

The Registrant has provided Mr. Verdiramo with a copy of the disclosures it is making in response to this Item 5.02 no later than the day of filing with the Commission.  The Registrant has provided the resigning director with the opportunity to furnish the Registrant, as promptly as possible, with a letter addressed to the Registrant stating whether he agrees with the statements made by the Registrant in response to this Item 5.02.  The Registrant will file any such letter with the Commission as an exhibit by amendment to this Report on Form 8-K within two business days after receipt by the Registrant.

The Company is currently conducting a search to fill the Board of Directors from Mr. Verdiramo's resignation.


**Item 9.01        Financial Statements and Exhibits.**

(d) Exhibits

Number        Description

99.1     February 24, Letter of Resignation of Director, Richard Verdiramo

SIGNATURES.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Fresh Harvest Products, Inc.


By:   /s/ Michael Jordan Friedman

Date:    March 2, 2010

Michael Jordan Friedman
President, Chief Executive Officer and Chairman of the Board of Directors

EXHIBIT 99.1          Verdiramo Resignation Letter (February 24, 2010)

# VERDIRAMO

3163 Kennedy Boulevard
Jersey City, New Jersey 07306
(201) 798-7082

**VIA FACSIMILE (917) 591-1971 AND CERTIFIED MAIL –**
**RETURN RECEIPT REQUESTED**

February 24, 2010

Fresh Harvest Products, Inc.
280 Madison Avenue, Suite 1005
New York, New York 10016
**ATTN: MICHAEL JORDAN FRIEDMAN**

RE:     **RESIGNATION FROM BOARD OF DIRECTORS**
        **OF FRESH HARVEST PRODUCTS, INC.**

Dear Mr. Friedman,

This letter serves as notification to you, the company and my fellow board members that effective immediately I am resigning as a member of the Board of Directors of Fresh Harvest Products, Inc.

I am forced to do so for a myriad of reasons directly related to your management of the company. I have served as member of the board since December of 2005. Since this time we have had two formal meetings. I have been denied substantive involvement in the business of the company effectively since 2006. You have routinely run the company like it was your own personal candy store without the governance of a proper board of directors. You bind the company in material transactions, contracts and agreements; issue countless shares of common stock; borrow money; and conduct material acquisitions without proper board oversight or board approval.

During my tenure I have attempted on countless times to discuss the business of the company with you either by telephone or in person, only to be routinely rebuffed and rebuked for making such attempts. In fact, you often relate that when there is something that warrants my attention you would let me know. Then, I read about material activities of the company through press releases without any prior notice or discussion.  I should have tendered my resignation long ago.

I would hope that you are receiving counsel from someone but it is clear it is not the individuals that have been duly elected by the company's shareholders to do so.

I offer my sincerest thanks to you, the company and its shareholders for my having had the opportunity to serve as a board member.  I wish the company much success in the future.

Very truly yours,



Richard Verdiramo